Back	2013-03-15, 16:55:06, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider:NOYES.E	Issuer:	TransGlobe Ener	Security: Options Common

Transaction Number		2243762
Security designation		Options (Common Shares)
Opening balance of securities or contracts held		126000
Date of transaction		2013-03-15
Nature of transaction		50 - Grant of options
Number or value of securities or contracts acquired		24000
Equivalent number or value of underlying securities acquired		24000
Number or value of securities or contracts disposed of
Equivalent number or value of underlying securities disposed of

Unit price or exercise price	9.1300	Currency	Canadian Dollar
Conversion or Exercise price	9.1300	Currency	Canadian Dollar
Date of expiry or maturity	2018-03-14
Closing balance of securities or contracts held	150000	Insider's calculated balance
Filing date/time	2013-03-15
	16:55:03

General remarks (if necessary to describe the transaction)

Private remarks to securities regulatory authorities